tel 832.320.5282
fax 832.320.6282
email nathan_brown@transcanada.com
web www.tcpipelineslp.com

May 2, 2016

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    William H. Thompson
Anthony Watson
Donna Di Silvio

Re:	TC Pipelines LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-35358

Ladies and Gentlemen:

This letter sets forth the response of  TC PipeLines, LP (the "Partnership") to the comment letter dated April 21, 2016 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Partnership’s above referenced filing and our response dated April 14, 2016 to the Staff’s comment letter dated April 4, 2016 .

    For your convenience, we have repeated below, in bold font, the Staff's comment in its  entirety, with the Partnership’s response set out immediately underneath it. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Staff’s comment letter.

Investing Activities on Pipeline Systems, page 54

1.We note your response to comment 2. Please also include a note which discloses why your table on page 54 does not agree to total capital expenditures as presented in the statement of cash flows or disclose a reconciliation of the amounts.

    RESPONSE TO COMMENT NO. 1:  The Partnership acknowledges the Staff’s comment and advises the Staff that, in future filings, the Partnership will add a note to the table on page 54 to further clarify its disclosure of “Investing Activities on Pipeline Systems” similar to the following:

    “Total maintenance and growth capital expenditures as reflected in the table above include amounts attributable to the Partnership’s proportionate share of maintenance and growth capital expenditures of the Partnership’s equity investments, which are not reflected in our total capital expenditures as presented in our consolidated statement of cash flows.”

    If you have any questions or comments regarding this response or require any additional information, please do not hesitate to contact me at 832-320-5282.

Very truly yours,

TC PipeLines, LP
by its general partner,
TC PipeLines GP, Inc.

By: /s/Nathaniel A. Brown
Name: Nathaniel A. Brown
Title: Controller and Principal Financial
Officer

cc:	Gillian Hobson, Vinson & Elkins LLP